Exhibit 99.1

Ballard Power and Fusion Fuel commission H2Évora Green Hydrogen Plant

VANCOUVER, BC and SABUGO, Portugal, Nov. 10, 2022 /CNW/ - Ballard Power Systems (NASDAQ: BLDP) (TSX: BLDP) and Fusion Fuel (Nasdaq: HTOO) announced today they completed the interconnection of Fusion Fuel's H2Évora plant to the Portuguese electric grid and successfully commissioned the facility. The demonstration project, comprised of 15 HEVO-Solar units and associated balance of plant equipment, will produce 15 tons of green hydrogen per year and avoid the emission of 135 tons of CO2 annually. The facility includes a 200-kilowatt FCwaveTM fuel cell module supplied by Ballard Power, which is used to convert its green hydrogen into electricity, enabling Fusion Fuel to sell power into the electric grid during periods of peak demand. The integration of Fusion Fuel's solar-to-hydrogen HEVO solution and Ballard's fuel cell technology is a powerful proof of concept for the use of hydrogen as a flexible energy storage vector and off-grid power supply.

Frederico Figueira de Chaves, Co-Head and Chief Financial Officer at Fusion Fuel, said, "We are thrilled to finally be able to commission our H2Évora project, Portugal's first fully integrated solar-to-green hydrogen plant. While this modest facility has effectively been superseded by some of the larger-scale projects we have under development, its value cannot be understated. We can now look forward to H2Évora providing emissions-free power to the grid for many years to come, a demonstration of the flexibility of green hydrogen and our HEVO-Solar solution, particularly considering the protracted energy crisis roiling European markets. The facility will also serve as an important proving ground for our R&D team as we continue to roll out future iterations of our technology. I would like to take this opportunity to thank everyone who had a hand in helping us achieve this critical milestone."

João Galamba, Deputy Minister and Secretary of State for Energy in Portugal, commented on the commissioning: "Portugal aspires to be at the forefront of all green hydrogen projects and is relying on Fusion Fuel to help achieve this goal. The H2Évora project, due to its pioneering spirit, is a perfect example of how Fusion Fuel can contribute to our collective success."

"Ballard is proud to be a part of a project that will reduce emissions and demonstrate the important role hydrogen plays in our global decarbonization goals. The commissioning of the H2Évora facility also marks our first FCwaveTM fuel cell module in-service for a stationary application, which leverages our core technology in a larger energy output format to deliver reliable, zero emission power for multiple applications. This is an exciting milestone for not only Fusion Fuel and Ballard, but for the industry. We are encouraged by this progress and are excited to work alongside an innovative company like Fusion Fuel to provide zero-emission solutions for their customers," said Søren Østergaard Hansen, General Manager, Marine and Stationary, Ballard Power Systems Europe A/S.

About Ballard Power Systems

Ballard Power Systems' (NASDAQ: BLDP; TSX: BLDP) vision is to deliver fuel cell power for a sustainable planet. Ballard zero-emission PEM fuel cells are enabling electrification of mobility, including buses, commercial trucks, trains, marine vessels, and stationary power. To learn more about Ballard, please visit www.ballard.com.

This release contains forward-looking statements concerning anticipated product performance and competitiveness and product development objectives. These forward-looking statements reflect Ballard's current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Any such forward-looking statements are based on Ballard's assumptions relating to its financial forecasts and expectations regarding its product development efforts, manufacturing capacity, and market demand.

These statements involve risks and uncertainties that may cause Ballard's actual results to be materially different, including general economic and regulatory changes, detrimental reliance on third parties, successfully achieving our business plans and achieving and sustaining profitability. For a detailed discussion of these and other risk factors that could affect Ballard's future performance, please refer to Ballard's most recent Annual Information Form. Readers should not place undue reliance on Ballard's forward-looking statements and Ballard assumes no obligation to update or release any revisions to these forward-looking statements, other than as required under applicable legislation.

About Fusion Fuel

Fusion Fuel is an emerging leader in the green hydrogen sector committed to accelerating the energy transition through the development of disruptive, clean hydrogen solutions. Fusion Fuel has created a modular, integrated solar-to-hydrogen generator, powered by a proprietary miniaturized PEM electrolyzer, that enables off-grid production of green hydrogen. Its business lines include the sale of electrolyzer technology to customers interested in building their own green hydrogen production, the development of turnkey hydrogen plants to be owned and operated by Fusion Fuel, and the sale of green hydrogen as a commodity to end-users through long-term hydrogen purchase agreements. For more information, please visit www.fusion-fuel.eu

View original content to download multimedia:https://www.prnewswire.com/news-releases/ballard-power-and-fusion-fuel-commission-h2evora-green-hydrogen-plant-301674396.html

SOURCE Ballard Power Systems Inc.

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/November2022/10/c5188.html

%CIK: 0001453015

For further information: Ballard Power Systems: Kate Charlton - VP Corporate Finance & Investor Relations: investors@ballard.com; Fusion Fuel, Ben Schwarz - Investor Relations: ir@fusion-fuel.eu

CO: Ballard Power Systems Inc.

CNW 08:30e 10-NOV-22